OXYGEN BIOTHERAPEUTICS, INC.
One Copley Parkway, Suite 490
Morrisville, North Carolina 27560
Telephone:  (919) 855-2100

VIA EDGAR SUBMISSION

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:          Oxygen Biotherapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 12, 2013
File No. 001-34600

Dear Mr. Riedler:

Set forth below is our response to your comment letter dated March 19, 2013 regarding the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed March 12, 2013 by Oxygen Biotherapeutics, Inc., (the “Company”) with the Securities and Exchange Commission (the “Commission”). This letter includes the comments from your letter in bold with the Company’s responses set forth immediately below. We have repeated the paragraph numbers from your letter for your convenience.

General

1.
We note that the reverse stock split will result in an increase to the number of authorized but unissued shares available under your Certificate of Incorporation.  Please revise your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available following the reverse stock split.  If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

COMPANY RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that the Company has added disclosure on page 11 of the Preliminary Proxy Statement to clarify that, except as set forth in the Preliminary Proxy Statement, the Company does not have any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available following the reverse stock split (meaning those shares available following the reverse stock split in excess of those available prior to the reverse stock split).

Mr. Jeffrey P. Riedler
March 22, 2013

The revised language in the Preliminary Proxy Statement reads as follows:

“As of March 21, 2013, a date prior to the effective time of the reverse stock split, we have 361,694,235 authorized but unissued shares of common stock.  After the effective time of the reverse stock split, we will have between approximately [—] million and [—] million authorized but unissued shares of common stock, depending on the ratio for the reverse stock split selected by the Board.  Based on our current working capital, we believe we have sufficient capital on hand to continue to fund operations through July 31, 2013.  We will need to find alternative sources of capital to continue as a going concern, including potential issuances of additional shares of common stock, though there can be no assurance that such funding will be available on favorable terms or at all. While we may issue shares of common stock from time to time following the reverse stock split, including with respect to the shares offered pursuant to our registration statements on Form S-3 and Form S-1, each filed with the SEC on March 22, 2013, and neither of which are reliant upon the consummation of the reverse stock split, we currently have no plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available following the reverse stock split (meaning those shares available following the reverse stock split in excess of those available prior to the reverse stock split).”

  As requested in your March 19, 2013 letter, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact our legal counsel, Margaret N. Rosenfeld at (919) 821-6714.

Very truly yours,

/s/ Michael B. Jebsen

Michael B. Jebsen

Interim Chief Executive Officer